SHARE EXCHANGE AGREEMENT

AGREEMENT made this 20th day of August, 2008 (the “Effective Date”)

BY AND BETWEEN:

SKY GAIN HOLDINGS LIMITED, a corporation duly constituted under the laws of the British Virgin Islands, herein acting and represented by Dr. Wilson Cho, duly authorized pursuant to a resolution adopted by its board of directors dated August 19, 2008 (“Sky Gain”)

AND:

DYNASTY GAMING INC., a corporation duly constituted under the laws of Canada, herein acting and represented by Albert Barbusci and Robert Lupacchino, duly authorized pursuant to a resolution adopted by its board of directors dated August 19, 2008 (the “Purchaser”)

WHEREAS, Sky Gain is the registered and beneficial owner of all of the issued and outstanding shares (the “BaiYou Shares”) in the share capital of  BaiYou Digital Technology Company Limited (“BaiYou (HK)”);

WHEREAS, Sky Gain is the registered and beneficial owner of all of the issued and outstanding shares (the “Silva Ford Shares” and, together with the BaiYou Shares, the “Exchange Shares”) in the share capital of Silva Ford Technology Limited (“Silva Ford”);

WHEREAS, as of the Effective Date, the Purchaser, having issued and outstanding 92,347,574 common shares, not more than 5,081,700 options and 12,000,000 warrants (for a total of not more than 17,081,700 warrants and options), all of which have been validly allotted and issued and are outstanding as fully paid and non-assessable, shall consolidate such common shares (the “Consolidation”) immediately prior to Closing (as defined herein) on the basis of 23.0869 common shares equalling one new common share (each such share, a “Post-Consolidation Common Share”) such that immediately after the Consolidation (“Post-Consolidation”) and immediately prior to Closing the Purchaser shall have 4,000,000 Post-Consolidation Common Shares issued and outstanding;

WHEREAS, the Purchaser hereby agrees to purchase the Exchange Shares from Sky Gain and to issue and deliver, pursuant to the provisions of Article 2 of this Agreement, the Consideration Shares (as defined herein) of the Purchaser to Sky Gain as consideration for the purchase of the Exchange Shares (the “Purchase”), and Sky Gain hereby agrees to sell the Exchange Shares to the Purchaser, subject the terms and conditions of this Agreement;

WHEREAS, Post-Consolidation and immediately after the Closing and the financing described in Section 7.1.1 herein, the Post-Consolidation Common Shares of the Purchaser shall be held as follows:

Sky Gain:

a minimum of 11,800,000 Post-Consolidation Common Shares*

Existing Shareholders of

the Purchaser:

4,000,000 Post-Consolidation Common Shares

New Financing Shareholders:

6,000,000 Post-Consolidation Common Shares

_______________________

Total:

21,800,000 Post-Consolidation Common Shares *

Warrants and broker

options from new financing:

3,630,000

Warrants and options of existing

holders (following consolidation):

739,887

*

subject to the issuance and delivery of Earn-Out Shares pursuant to Section 2.4 herein.

NOW THEREFORE, THE PARTIES HAVE AGREED AS FOLLOWS:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1

In this Agreement unless specifically defined otherwise or the context otherwise requires, the following terms shall have the following meanings, and the terms defined elsewhere herein shall have the meaning there defined:

1.1.1

“Achieved Net Income” shall have the meaning ascribed thereto in Section 2.4 hereof;

1.1.2

“Agreement” means this Share Exchange Agreement, including all schedules attached hereto and all amendments and supplements hereto, and the terms “herein”, “hereof”, “hereto”, “hereunder”, and like terms refer to this Agreement;

1.1.3

“Applicable Law” means any applicable domestic or foreign, national, federal, state, provincial, county, local, municipal or regional statute, law, ordinance, rule, regulation, restriction, regulatory policy or guideline, by-law, as well as any permit, order or rule (having the force of laws);

1.1.4

“Baihui Technology” means Beijing Baihui Digital Stars Technology Co. Ltd.;

1.1.5

“BaiYou Shares” shall have the meaning ascribed thereto in the preamble;

1.1.6

“Best Efforts” means the efforts that a prudent person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible;

1.1.7

“Canadian Securities Laws” means the applicable provisions of the Quebec Securities Act and the applicable securities laws of any other province of Canada and the applicable rules, regulations and policies of any Canadian securities regulatory authority administering such securities laws, as well as the applicable by-laws, rules and regulations of any Canadian stock exchange on which the Consideration Shares are then listed and admitted to trading;

1.1.8

“Closing” means the completion of the Purchase and the related transactions contemplated pursuant to the terms of this Agreement;

1.1.9

“Closing Date” shall have the meaning ascribed thereto in Section 8.1 hereof;

1.1.10

“Consideration Shares” means 11,800,000 Post-Consolidation Common Shares and the Earn-Out Shares issued in accordance with Section 2.4 hereof, to be issued and delivered by the Purchaser to Sky Gain as consideration for the Exchange Shares;

1.1.11

“Consolidation” shall have the meaning ascribed thereto in the preamble;

1.1.12

“Corporations” means BaiYou (HK) and Silva Ford;

1.1.13

“Designated Arbitrator” shall have the meaning ascribed thereto in Section 2.3.2 hereof;

1.1.14

“Earn-Out Shares” shall have the meaning ascribed thereto in Section 2.4 hereof;

1.1.15

“Encumbrance” means any encumbrance, lien, charge, option, privilege or other restriction or right reasonably likely of becoming any of the foregoing but, for greater certainty, does not include the escrow described in Section 2.6 hereof;

1.1.16

“Escrow Agreement” means the Value Share Escrow Agreement (as defined in Policy 5.4) to be entered into between Sky Gain, the Purchaser and Computershare Investor Services Inc., in the form attached as Schedule 1.1.16 hereto, with such modifications as the TSX Venture may require;

1.1.17

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

1.1.18

“Exchange Shares” shall have the meaning ascribed thereto in the preamble;

1.1.19

“Intellectual Property Assets” means all Intellectual Property Rights that are owned by, licensed to, or otherwise used or held for use by an entity;

1.1.20

"Intellectual Property Rights" means: (a) patents, patent applications and statutory invention registrations, (b) trademarks, service marks, trade names, trade dress, domain names and other identifiers of source or goodwill, together with the goodwill associated therewith, (c) copyrights, including copyrights in computer software, and Internet websites, (d) trade secrets, know-how, inventions (whether patented or not), and designs, and (e) registrations and applications for registration of the foregoing;

1.1.21

“LOI” means the Letter of Intent dated July 10, 2008 entered into between the Purchaser and Sky Gain;

1.1.22

“New Financing Shareholders” means those persons subscribing for common shares of the Purchaser in the financing described in Section 7.1.1 hereof;

1.1.23

“Objection” shall have the meaning ascribed thereto in Section 2.3.2 hereof;

1.1.24

“Objection Disputes” shall have the meaning ascribed thereto in Section 2.3.2 hereof;

1.1.25

“Ordinary Course of Business” means any action taken by, as the case may be, the Purchaser, Sky Gain, the Corporations or their respective Subsidiaries, that is consistent with the past practices of such entity and is taken in the ordinary course of the normal day-to-day operations of such entity;

1.1.26

“Parties” means Sky Gain and the Purchaser, and “Party” means any one of the Parties;

1.1.27

“Policy 5.4” shall have the meaning ascribed thereto in Section 2.6 hereof;

1.1.28

“Private Placement Memorandum” means that confidential private placement memorandum prepared in connection with the offering of Units of the Purchaser by CRT Capital Group L.L.C., the form of which is attached hereto as Schedule 1.1.28;

1.1.29

“Post-Consolidation” shall have the meaning ascribed thereto in the preamble;

1.1.30

“Post-Consolidation Common Shares” refers to the common shares of the Purchaser, without par value, Post-Consolidation and issuable immediately prior to the Closing;

1.1.31

“Prospectus” shall have the meaning ascribed thereto in Section 8.8 hereof;

1.1.32

“Purchase” shall have the meaning ascribed thereto in the preamble;

1.1.33

“Purchase Consideration” shall have the meaning ascribed thereto in Section 2.1 hereof;

1.1.34

“Purchaser” shall have the meaning ascribed thereto in the preamble;

1.1.35

“Purchaser Reports” shall have the meaning ascribed thereto in Section 4.1.4 hereof;

1.1.36

“Registration Rights Agreement” shall have the meaning ascribed thereto in Section 10.2 hereof;

1.1.37

“Registration Statement” shall have the meaning ascribed thereto in Section 8.7 hereof;

1.1.38

“Regulation” shall have the meaning ascribed thereto in Section 2.6 hereof;

1.1.39

“SEC” means the Securities and Exchange Commission;

1.1.40

“Securities Act” means the Securities Act of 1933, as amended;

1.1.41

“Sega License Agreement” means that Game Distribution and Online Operation License Agreement entered into on December 18, 2007 by and among DNY (BVI) Limited, Beijing Baiyouhuitong Net Technology Co., Ltd., Junnet Online E-Commerce Ltd. and Sega Corporation, and all amendments thereto;

1.1.42

“Silva Ford Shares” shall have the meaning ascribed thereto in the preamble;

1.1.43

“Subsidiaries” means any direct or indirect subsidiary of the Purchaser, Sky Gain, or the Corporations, as the case may be. For the avoidance of doubt, whenever the term Subsidiaries is used in connection with Silva Ford in this Agreement, it shall include Baihui Technology, and whenever the term Subsidiaries is used in connection with BaiYou, it shall include the WFOE;

1.1.44

“Termination Date” means the ninetieth day following the Effective Date;

1.1.45

“TSX Venture” means the TSX Venture Exchange Inc.; and

1.1.46

“WFOE” means BaiYou Digital Technology (Hangzhou) Co. Ltd.

1.2

The preamble hereto shall form part of this Agreement as if incorporated in the body hereof.

ARTICLE 2

SHARE EXCHANGE AND CONSIDERATION

2.1.

In reliance upon the mutual agreements, representations, covenants and warranties made in this Agreement, and subject to the provisions hereof, as of and only upon the Closing, Sky Gain shall transfer and deliver to the Purchaser the Exchange Shares in exchange for, and in consideration of, the issue and delivery by the Purchaser of (i) 11,800,000 Consideration Shares in the share capital of the Purchaser at Closing of which 2,000,000 Consideration Shares shall constitute the minimum number of Earn-Out Shares (as defined below), and (ii) the Earn-Out Shares issued in accordance with Section 2.4 below (together, the “Purchase Consideration”).  The value of the Purchase Consideration shall not exceed $105,000,000, payable by the issuance and delivery of up to a maximum of 21,000,000 Consideration Shares (inclusive of the Earn-Out Shares).

2.2.

Sky Gain shall at the Closing deliver to the Purchaser the certificates representing the Exchange Shares duly endorsed in blank for transfer, being payment in full of the consideration for the issue and delivery of the Purchase Consideration.

2.3.

As of the Closing, Sky Gain shall be recorded as the registered owner of 11,800,000 Consideration Shares.  The certificates representing the Consideration Shares shall be delivered as follows:

2.3.1.

At the Closing, the Purchaser shall deliver to the escrow agent in accordance with the Escrow Agreement, the certificates representing 11,800,000 Consideration Shares.  Certificates representing the Earn-Out Shares to be delivered by Purchaser to Sky Gain in accordance with Section 2.4 below shall be delivered by the Purchaser to the escrow agent in accordance with the Escrow Agreement within 15 days of the written approval by the Purchaser, acting reasonably and in good faith, of the Earn-Out Financial Statements (as defined in Section 2.4 below), with such written approval by the Purchaser to be delivered to Sky Gain within 20 days of the Purchaser’s receipt of the Earn-Out Financial Statements from Sky Gain for the Purchaser’s review and approval.

2.3.2.

The Purchaser may, acting reasonably and in good faith, indicate in writing its objection to the Earn-Out Financial Statements by written notice to Sky Gain delivered within twenty (20) days following delivery by Sky Gain of the Earn-Out Financial Statements (the "Objection"), which shall specify in detail any disputes or objections thereto (the "Objection Disputes") and the Purchaser's proposed resolution of each such dispute.  If proper Objection is timely delivered, then the Purchaser and Sky Gain shall endeavor in good faith to resolve the Objection Disputes and to agree on a mutually acceptable calculation of the Earn-Out Financial Statements.  If, within twenty (20) days following delivery of the Objection, the Purchaser and Sky Gain have not resolved all Objection Disputes and agreed to the form of the Earn-Out Financial Statements, then Sky Gain and the Purchaser shall engage one of the so-called "big four" accounting firms (other than the Purchaser's auditors or the auditors used by Sky Gain), or such other accounting firm reasonably acceptable to the Purchaser and Sky Gain (the "Designated Arbitrator"), to resolve any unresolved Objection Disputes.  The Designated Arbitrator shall be instructed to set forth a procedure to provide for prompt resolution and make its determination in respect of the Earn-Out Financial Statements within twenty (20) days following its retention.  The Earn-Out Financial Statements will be determined by the Designated Arbitrator in accordance with the terms of this Article 2.  Each Party shall submit to the Designated Arbitrator and exchange with each other, on a schedule to be determined by the Designated Arbitrator, a proposed form of its Earn-Out

Financial Statements, together with a statement, including all supporting documents or other evidence upon which it relies, setting forth such Party's explanation as to why its form of Earn-Out Financial Statements is reasonable and appropriate.  Based upon the Parties' submission of such proposals and supporting documents to the Designated Arbitrator, the Designated Arbitrator shall resolve all unresolved Objection Disputes and shall determine the final form of the  Earn-Out Financial Statements.  The Designated Arbitrator's determination shall be limited to awarding only one of the two proposals submitted, shall be made within fifteen (15) days of its receiving such proposals and supporting documents, and shall be set forth in a written statement delivered to the Purchaser and Sky Gain. The Designated Arbitrator's determination of such Objection Disputes and the Earn-Out Financial Statements shall be final and binding upon the parties hereto.  All fees and costs of the Designated Arbitrator as well as all of the fees and costs of the Party whose form of Earn-Out Financial Statements is accepted by the Designated Arbitrator arising under this Section 2.3.2, shall be paid by the Party whose form of Earn-Out Financial Statements is rejected by the Designated Arbitrator.  The process set forth in this Section 2.3.2 shall be the exclusive remedy of the Parties for any disputes related to items reflected on the Earn-Out Financial Statements or covered by the calculation of the Earn-Out Financial Statements, whether or not the underlying facts and circumstances constitute a breach of any representations or warranties.

2.4.

The Purchaser shall issue and deliver to Sky Gain an additional number of Consideration Shares (the “Earn-Out Shares”) based on a multiple of net income to be earned by the game operations and distribution network operated by the WFOE, a subsidiary of BaiYou (HK), through its subsidiaries as well as through its contractual relations with Guangzhou Xin Fanlian Digital Technology Co. Ltd, and Guangzhou Game Ocean Digital Network Co. Ltd. during the twelve month period from January 1, 2009 to December 31, 2009 (“Achieved Net Income”).  The number of Earn-Out Shares to be issued and delivered by the Purchaser to Sky Gain shall be equal to: (a) the sum of (i) seven (7) times Achieved Net Income for Achieved Net Income equal to or less than $2,500,000, and (ii) fourteen (14) times Achieved Net Income for Achieved Net Income greater than $2,500,000 up to a maximum of $5,250,000, (b) divided by the 20-day average trading price per share of the Purchaser’s Post- Consolidation Common Shares as of the day prior to the issuance of the Earn-Out Shares.  If the number of Earn-Out Shares issued and delivered in accordance with the preceding sentence shall exceed 2,000,000 Earn-Out Shares, such number of Earn-Out Shares shall be reduced by 2,000,000 (being the number of Consideration Shares payable at Closing as the minimum number of Earn-Out Shares).  The total number of Earn-Out Shares shall not exceed 11,200,000 (inclusive of the 2,000,000 Earn-Out Shares comprised in the 11,800,000 Consideration Shares payable by the Purchaser to Sky Gain at Closing).

The 11,800,000 Consideration Shares payable as of the Closing Date shall represent the minimum number of Consideration Shares payable for the Exchange Shares, and any Earn-Out Shares payable in accordance with this Section 2.4 shall be issued and delivered in accordance with Section 2.3 above.  Achieved Net Income shall be as shown on the audited financial statements of the WFOE for the twelve month period referred to above (the “Earn-Out Financial Statements”).

2.5.

Following the Closing, BaiYou (HK) and Silva Ford and their respective Subsidiaries shall operate as wholly-owned subsidiaries of the Purchaser.

2.6.

Sky Gain acknowledges that the Consideration Shares shall be subject to the applicable resale and transfer restrictions contained in Regulation 45-102 respecting resale of securities (Québec) and Policy 3.2 – Filing Requirements and Continuous Disclosure adopted by the TSX Venture (collectively the “Regulation”), as adopted by the Canadian Securities Administrators and the TSX Venture, as the case may be, and Sky Gain shall not sell or transfer the Consideration Shares unless such sale or transfer is done in accordance with the Regulation or pursuant to an exemption available under Canadian Securities Laws.  In addition, Sky Gain acknowledges that, to the extent, and only to the extent, required by the Regulation, the share certificate(s) representing the Consideration Shares will bear the following notation:

“Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until the date that is the date which is four months and one day following the Closing Date.”

The Consideration Shares shall, pursuant to the terms of the Escrow Agreement, be subject to an escrow in accordance with Policy 5.4 – Escrow, Vendor Consideration and Resale Restriction (“Policy 5.4”), as adopted by the TSX Venture.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF

SKY GAIN

3.1

Sky Gain represents and warrants to the Purchaser as follows, and acknowledges that, except as otherwise previously disclosed to the Purchaser, such representations and warranties are true and accurate as of the Effective Date and as of the Closing Date, and that the Purchaser is relying upon such representations and warranties in connection with the Purchase:

3.1.1

Each of Sky Gain, BaiYou (HK) and Silva Ford is duly incorporated and organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all the requisite power and authority to own, lease and operate its assets and carry on its business as presently conducted.

3.1.2

The authorized share capital of BaiYou (HK) consists of 10,000 shares, each with a par value of HK $1.00 per share, of which one (1) share has been validly issued and is outstanding as fully paid and non-assessable, and there are no outstanding options or other convertible securities in respect of the shares in the capital stock of BaiYou (HK).  The authorized share capital of Silva Ford consists of 50,000 common shares, each with a par value of $1.00 per share, of which one (1) share has been validly issued and is outstanding as fully paid and non-assessable, and there are no outstanding options or other convertible securities in respect of the shares in the capital stock of Silva Ford.

3.1.3

Sky Gain owns the BaiYou Shares and the Silva Ford Shares free and clear of any and all Encumbrances.

3.1.4

Sky Gain has the right and authority to sell, transfer and assign the BaiYou Shares and the Silva Ford Shares pursuant to the terms of this Agreement and Sky Gain has taken all necessary corporate action to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder, and BaiYou (HK) and Silva Ford have taken all necessary corporate action to transfer the Exchange Shares to the Purchaser and register them in Purchaser’s name.

3.1.5

No person (other than the Purchaser) has any contract, shares, options, warrants or any right for

3.1.5.1

the purchase, subscription, allotment or issuance of shares or securities in the capital of BaiYou (HK) or Silva Ford, or

3.1.5.2

the purchase from Sky Gain of any of the BaiYou Shares or the Silva Ford Shares.

3.1.6

As of the Closing Date, all required permissions and filings from, to or with any relevant governmental agency have been made, received and achieved, as applicable, for the transfer of BaiYou Shares and the Silva Ford Shares by Sky Gain to the Purchaser and such transfer shall be in compliance with Applicable Law in all material respects.

3.1.7

The consolidated audited financial statements of each of BaiYou (HK) and Silva Ford, for the years ended December 31, 2006 and December 31, 2007 and the quarterly financial statements for the period ended March 31, 2008 have been reviewed by their auditors and have been prepared in accordance with generally accepted accounting principles consistently applied and state fairly the financial position of the relevant entity at the period ends therein referred to and the results of operations for such respective periods in all material respects.

3.1.8

To the best of the knowledge of Sky Gain, all material income tax obligations of each of BaiYou (HK) and Silva Ford and their respective Subsidiaries have either been paid or provided for in its financial statements and in its books and records to the date hereof. In addition, to the knowledge of Sky Gain, all material withholding and source deductions have been deducted and remitted as due and accrued to the appropriate governmental authorities, as required by Applicable Law, up to the Closing Date.

3.1.9

The business of each of BaiYou (HK) and Silva Ford and each of their respective  Subsidiaries has been carried on in the Ordinary Course of Business since the date of the LOI, except as would not have a material adverse effect on the Corporations.

3.1.10

To the knowledge of Sky Gain, each of Sky Gain, BaiYou (HK) and the WFOE, and Silva Ford and Baihui Technology, has obtained required registrations, licenses or other qualifications and is in good standing in the jurisdiction(s) where it conducts its business.  To the knowledge of Sky Gain, neither the execution nor the delivery of this Agreement by Sky Gain, nor its performance of the transactions contemplated hereby, will (i) conflict with, or constitute a material default under, any Applicable Law, (ii) result in the termination, cancellation, modification, amendment, variation or renegotiation of, the loss of any right under, conflict with, constitute a default under, or accelerate the date of performance of, any material obligation under any material contract to which either of Sky Gain, BaiYou (HK) or Silva Ford may be a party or by which Sky Gain, BaiYou (HK) or Silva Ford, or any of the assets of Sky Gain, BaiYou (HK) or Silva Ford may be bound, or give rise to any Encumbrance upon any of the material assets of Sky Gain, BaiYou (HK) or Silva Ford, (iii) conflict with, or constitute a default under, the charter documents (including any trust indentures) or by-laws of Sky Gain, BaiYou (HK) or Silva Ford, or (iv) result in the loss, in whole or in part, of any material benefit which would otherwise accrue to BaiYou (HK) or Silva Ford.

3.1.11

Each material contract of the Corporations and their Subsidiaries is a valid and binding agreement and is in full force and effect.  There exists no breach or default by the part of the Corporations or their Subsidiaries of any material contract and each material contract is enforceable against the parties thereto in accordance with its terms.  There are no pending renegotiations of current or completed material contacts with any person thereto and no such person has made any demand for such renegotiation.

3.1.12

There is no claim, litigation, arbitration, administrative hearing or other form of proceeding pending or, to the knowledge of Sky Gain, threatened in writing, against the Corporations or their Subsidiaries, nor are the Corporations subject to any court or administrative order, judgement, or decree that would have a material adverse affect on their business or its assets.

3.1.13

Each of BaiYou (HK) and Silva Ford and each of their Subsidiaries owns its assets with good and marketable title free and clear of any and all material charges or Encumbrances.  In particular, without restricting the generality of the foregoing, (i) BaiYou (HK) owns, directly or indirectly, all of the shares of the WFOE and (ii) Silva Ford owns, directly or indirectly, 70% of the shares of Baihui Technology.

3.1.14

Each of BaiYou (HK) and Silva Ford and each of their Subsidiaries is entitled to use all Intellectual Property Rights now used by it in the Ordinary Course of Business.  To the knowledge of Sky Gain, the Intellectual Property Rights currently being used by BaiYou (HK) and Silva Ford and each of their Subsidiaries in the Ordinary Course of Business does not infringe on any Intellectual Property Rights of third parties wherever situated, except as would not have a material adverse effect on the Corporations.

3.1.15

To the extent, and only to the extent, that any statements made in the Private Placement Memorandum pertaining to the Corporations and their Subsidiaries, affiliates, shareholders, directors, officers and employees, are made in reliance upon, and in conformity with, written information furnished to the Purchaser by Sky Gain, the Corporations or their Subsidiaries expressly for use therein, such statements in the Private Placement Memorandum pertaining to the Corporations and to their Subsidiaries, affiliates, shareholders, directors, officers and employees, are true and accurate in all material respects as of the Closing Date.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.1

The Purchaser represents and warrants to Sky Gain as follows and acknowledges that, except as otherwise previously disclosed to Sky Gain, such representations and warranties are true and accurate as of the Effective Date and as of the Closing Date and that Sky Gain are relying upon such representations and warranties in connection with the Purchase:

4.1.1

The Purchaser is duly incorporated and organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all the requisite power and authority to own, lease and operate its assets and carry on its business as presently conducted.

4.1.2

The authorized share capital of the Purchaser consists of an unlimited number of common shares, including, without limitation, the Post-Consolidation Common Shares and Consideration Shares.  As of the Effective Date, the Purchaser, has issued and outstanding 92,347,574 common shares, not more than 5,081,700 options and 12,000,000 warrants (for a total of not more than 17,081,700 warrants and options), all of which have been validly allotted and issued and are outstanding as fully paid and non-assessable, and shall, immediately prior to Closing, complete the Consolidation on the basis of 23.0869 common shares equaling one new common share (each such share, a “Post-Consolidation Common Share”) such that immediately prior to the Closing the Purchaser shall have 4,000,000 Post-Consolidation Common Shares issued and outstanding.

4.1.3

Post-Consolidation and immediately after the Closing and the financing described in Section 7.1.1 herein, the Post-Consolidation Common Shares  of the Purchaser shall be held as follows:

Sky Gain:

a minimum of 11,800,000 Post-Consolidation Common Shares *

Existing shareholders of

the Purchaser:

4,000,000 Post-Consolidation Common Shares

New Financing Shareholders:

6,000,000 Post-Consolidation Common Shares

_______________________

Total:

21,800,000 Post-Consolidation Common Shares *

Warrants and broker

options from new financing:

3,630,000

Warrants and options of existing

holders:

739,887

*

subject to the issuance and delivery of Earn-Out Shares pursuant to Section 2.4 above.

4.1.4

The common shares of the Purchaser are listed, and the Post-Consolidation Common Shares and the Consideration Shares will be listed, on the TSX Venture and quoted on the Over the Counter Bulletin Board (OTCBB) on the NASDAQ. The Purchaser has filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC, the TSX Venture and the applicable Canadian securities regulatory authorities since December 31, 2006 (all such forms, reports, statements, certificates and other documents filed by the Purchaser, collectively, the "Purchaser Reports").  As of their respective dates, each of the Purchaser Reports, as amended, complied as to form in all material respects with, in the case of filings with the SEC, the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, and in the case of filings with the TSX Venture and the applicable Canadian securities regulatory authorities, the applicable requirements of Canadian Securities Laws, each as in effect on the date so filed and with then applicable accounting standards.  As of their respective dates, the Purchaser Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

4.1.5

The issuance and delivery by the Purchaser of the Consideration Shares is exempt from the registration requirements of the Securities Act, as amended, pursuant to Section 4(2) and Regulation S thereunder.

4.1.6

Except as set forth hereinabove, no person (other than Sky Gain) has any contract, shares, options, warrants or any right for the subscription, allotment or issuance of shares in the share capital of the Purchaser.

4.1.7

The consolidated audited financial statements of the Purchaser for the years ended December 31, 2006 and December 31, 2007 and the quarterly financial statements for the period ended March 31, 2008 have been prepared in accordance with generally accepted accounting principles consistently applied in Canada and state fairly the financial position of the Purchaser at the period ends therein referred to and the results of operations for such periods, and contain all material provisions regarding its leasehold obligations then existing and there were no other material contingencies which were not provided for therein.

4.1.8

To the best of its knowledge, all material income tax obligations of the Purchaser have either been paid or provided for in the aforementioned financial statements and in the books and records of the Purchaser to the date hereof. In addition, to its knowledge, all material withholding and source deductions have been deducted and remitted as due and accrued to the appropriate governmental authorities, as required by Applicable Law, up to the Closing Date.

4.1.9

The Purchaser has taken all necessary corporate action and received the requisite shareholder approval to validly authorize the execution of the Agreement and the performance of its obligations thereunder, including the issuance and delivery of the Consideration Shares.  The board of directors of the Purchaser has, at a meeting duly called and held, by a unanimous vote of all directors: (i) approved and declared advisable this Agreement; (ii) determined that the Purchase is advisable, fair to and in the best interests of the Purchaser and its shareholders; (iii) resolved to recommend to the shareholders of the Purchaser the adoption of this Agreement and (iv) directed that this Agreement be submitted to the shareholders of the Purchaser for their adoption.

4.1.10

The business of the Purchaser and its Subsidiaries has been carried on in the Ordinary Course of Business since the date of the LOI, except as would not have a material adverse effect on the Purchaser.

4.1.11

Each material contract of the Purchaser and its Subsidiaries, including, without limitation, the Sega License Agreement, is a valid and binding agreement and is in full force and effect.  There exists no breach or default by the part of the Purchaser or its Subsidiaries of any material contract and each material contract is enforceable against the parties thereto in accordance with its terms.  There are no pending renegotiations of current or completed material contracts with any person thereto and no such person has made any demand for such renegotiation.

4.1.12

There is no claim, litigation, arbitration, administrative hearing or other form of proceeding pending or, to its knowledge, threatened in writing, against the Purchaser or its Subsidiaries, nor is the Purchaser or its Subsidiaries subject to any court or administrative order, judgement, or decree that would have a material adverse affect on its business or its assets.

4.1.13

The Purchaser and its Subsidiaries are entitled to use all Intellectual Property Rights now used by them in the Ordinary Course of Business.  To the best of its knowledge, the Intellectual Property Rights currently being used by Purchaser and its Subsidiaries in the Ordinary Course of Business does not infringe on any Intellectual Property Rights of third parties wherever situated, except as would not have a material adverse effect on the Purchaser.

4.1.14

The Purchaser owns its assets, including its Intellectual Property Assets, with good and marketable title, free and clear of any and all material charges or Encumbrances.

4.1.15

To the knowledge of the Purchaser, each of the Purchaser and its Subsidiaries has obtained the required registrations, licenses or other qualifications and is in good standing in the jurisdiction(s) where it conducts its business. To the knowledge of the Purchaser, neither the execution nor the delivery of this Agreement by the Purchaser, nor its performance of the transactions contemplated hereby will (i) conflict with, constitute a material default under, any Applicable Law, (ii) result in the termination, cancellation, modification, amendment, variation or renegotiation of, the loss of any right under, conflict with, constitute a default under, or accelerate the date of performance of, any material obligation under any material contract to which either of the Purchaser or its Subsidiaries may be a party or by which the Purchaser or its Subsidiaries or any of the assets of the Purchaser or its Subsidiaries may be bound or give rise to any Encumbrance upon any of the material assets of the Purchaser or its Subsidiaries (iii) conflict with, or constitute a default under, the charter documents (including any trust indentures) or by-laws of the Purchaser or its Subsidiaries, or (iv) result in the loss, in whole or in part, of any material benefit which would otherwise accrue to the Purchaser or its Subsidiaries.

4.1.16

The Private Placement Memorandum does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Purchaser with respect to written information supplied by Sky Gain, the Corporations or their Subsidiaries expressly for inclusion in any such documents.  The Private Placement Memorandum shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable.

4.1.17

That the Consideration Shares issued by Purchaser pursuant to this Agreement shall be free and clear of any and all Encumbrances.

4.1.18

That, as of the Closing Date, all required permissions and filings from, to or with any relevant governmental agency, securities exchanges, or other compliance with Applicable Law, have been made, received and achieved, as applicable, for the issuance of the Consideration Shares by the Purchaser to Sky Gain and that such issuance shall be in compliance with Applicable Law in all material respects.

ARTICLE 5

SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS AND INDEMNIFICATION

5.1

The representations, warranties and covenants made by the Parties to this Agreement, including, for the avoidance of doubt, those representations, warranties and covenants contained in any document or certificate given in order to carry out the Purchase and the transactions contemplated hereby, shall continue in full force and effect for the benefit of the other Parties hereto until the 18 month anniversary of the Closing Date.  No claim may be made or brought pursuant to this Section 5.1 by any Party after the two year anniversary of the Closing Date; provided, however, that any claim which is based upon intentional misrepresentation, wilful misconduct or fraud by any Party hereto may be brought at any time, subject to any applicable statute of limitations under Applicable Law.

5.2

After the expiration of the period of time referred to in section 5.1 above, the Parties will be released from all obligations and liabilities in respect of the representations, warranties and covenants made by each of them in this Agreement or in any document or certificate given in order to carry out the Purchase and the transactions contemplated hereby, except with respect to any claims made by any of the Parties in writing prior to the expiration of such period and subject to the rights of each of the Parties to make any claim which is based upon intentional misrepresentation, wilful misconduct or fraud by any Party hereto.

5.3

Sky Gain shall indemnify and hold the Purchaser harmless of and from any loss, liability, claim, damage or expense (whether or not involving a Third-Party Claim) including reasonable legal expenses (collectively “Damages”) suffered by, imposed upon or asserted against the Purchaser as a result of, arising out of, or pursuant to:

5.3.1

any failure of Sky Gain to perform or fulfill any of its covenants under this Agreement; and

5.3.2

any breach or inaccuracy of any representation or warranty given by Sky Gain under this Agreement.

5.4

Purchaser shall indemnify and hold Sky Gain harmless of and from any Damages suffered by, imposed upon or asserted against Sky Gain as a result of, arising out of, or pursuant to:

5.4.1

any failure of Purchaser to perform or fulfill any covenant of Purchaser under this Agreement; and

5.4.2

any breach or inaccuracy of any representation or warranty given by Purchaser under this Agreement.

5.5

Promptly upon obtaining knowledge thereof, a Party seeking indemnification pursuant to this Article 5 (the “Indemnified Party”) shall give written notice to the Party providing indemnification hereunder (the “Indemnifying Party”) of any cause or claim which the Indemnified Party has determined has given or could give rise to indemnification under this Article 5 (a "Notice of Claim"). The failure of the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation under Section 5.3 and 5.4 above, as the case may be, unless the Notice of Claim is given after the expiration of the applicable time limit as set out in Section 5.1 or, and only to that extent that, the failure to notify materially prejudices the ability of the Indemnifying Party to exercise its right to defend such claim.

5.6

If any legal proceeding shall be commenced or any claim or demand shall be asserted by a third party against an Indemnified Party (each a “Third Party Claim”), then the Indemnifying Party shall have the right, after receipt of the Indemnified Party’s Notice of Claim and upon giving written notice to the Indemnified Party within not more than 15 days of such receipt (or sooner if the nature of the claim so requires), to defend the Third Party Claim at its own cost and expense with counsel of its own selection, provided that:

5.6.1

the Indemnified Party shall at all times have the right to fully participate in the defense at its own cost and expense (provided, however, that reasonable costs and expenses of the Indemnified Party prior to the date the Indemnifying Party validly exercises its right to defend the Third Party Claim shall be reimbursed by the Indemnifying Party to the Indemnified Party);

5.6.2

the Third Party Claim seeks only monetary damages and does not seek any injunctive or other relief against the Indemnified Party;

5.6.3

the Indemnifying Party acknowledges in writing its obligations to indemnify and hold the Indemnified Party harmless with respect to any Damages resulting from the Third Party Claim pursuant to this Article 5; and

5.6.4

legal counsel chosen by the Indemnifying Party is satisfactory to the Indemnified Party, acting reasonably.

Amounts payable by the Indemnifying Party pursuant to a Third Party Claim shall be paid in accordance with the terms of the settlement or final non-appealable judgment.

5.7

The Indemnifying Party shall not be permitted to compromise and settle or to cause a compromise and settlement of any Third Party Claim without the prior written consent of the Indemnified Party, unless:

5.7.1

the terms of the compromise and settlement require only the payment of money and do not require the Indemnified Party to admit any wrongdoing, take or refrain from taking any action, acknowledge any rights of the third party making the

Third Party Claim or waive any rights that the Indemnified Party may have against such third Person making the Third Party Claim; and

5.7.2

the Indemnified Party receives, as part of the compromise and settlement, a legally binding and enforceable unconditional satisfaction or release, which is in form and substance satisfactory to the Indemnified Party, acting reasonably, from any and all obligations or liabilities it may have with respect to the Third Party Claim.

5.8

If the Indemnifying Party fails to give notice of its intention to participate in the Third Party Claim in accordance with Section 5.6, then the Indemnifying Party shall be deemed to have waived its right to participate in the Third Party Claim and the Indemnified Party shall have the right (but not the obligation) to undertake the defense of the Third Party Claim and compromise and settle the Third Party Claim on behalf of, for the account of and at the reasonable risk and expense of, the Indemnifying Party.

5.9

If the Indemnifying Party participates in the defence of a Third Party Claim, then the Indemnified Party will use commercially reasonable efforts to make available to the Indemnifying Party those employees or other individuals whose assistance, testimony or presence is necessary to assist the Indemnifying Party in evaluating and participating in the defence of any such claims or legal proceedings.

5.10

The Indemnified Party shall, at the request of the Indemnifying Party, use its Best Efforts and make available to the Indemnifying Party or it representatives on a timely basis, all documents, records and other materials in the possession of the Indemnified Party, at the expense of the Indemnifying Party, reasonably required by the Indemnifying Party for its use in defending any Third Party Claim, the defence of which it has elected to participate in, and the Indemnified Party shall otherwise use its Best Efforts to assist and cooperate on a timely basis with the Indemnifying Party in the defence of such claim.

5.11

Except for any claim which is based upon intentional misrepresentation, wilful misconduct or fraud by any Party hereto or as otherwise provided in this Agreement, from and after the Closing, the indemnification provisions in this Article 5 shall provide the sole and exclusive remedy of the Parties hereto with respect to any and all Damages of any kind or nature whatever incurred because of or resulting from or arising out of this Agreement, and the amount of any Damages for which indemnification is provided by an Indemnifying Party to an Indemnified Party under this Article 5 shall not exceed, under any circumstances, the value of the Purchase Consideration when issued and delivered.

ARTICLE 6

CONDUCT OF BUSINESS DURING INTERIM PERIOD

6.1

Sky Gain hereby covenants that during the period from the date hereof until the Closing Date (the “Interim Period”):

6.1.1

each of BaiYou (HK) and its Subsidiaries and Silva Ford and its Subsidiaries, as the case may be, shall (i) carry on its business in the Ordinary Course of Business, keep accurate books and records and not make any material modification in its accounting or management practices and (ii) except as otherwise consented by the Purchaser in writing (such consent not to be unreasonably withheld), use its Best Efforts to preserve intact its current business organization, its goodwill, keep available the services of its employees, and maintain its relationships with suppliers, clients and others having business relations with it;

6.1.2

neither the Corporations nor their Subsidiaries shall sell, lease or otherwise dispose of any of its assets, including Intellectual Property Assets, (except for the sale of inventory in the Ordinary Course of Business) or cause or permit any Encumbrance to exist in respect thereof or in respect of any shares of its capital stock or any other securities of any nature, kind or description, including the Exchange Shares;

6.1.3

neither the Corporations nor their Subsidiaries shall issue or sell, or agree in writing to issue or sell, any shares of its capital stock or any other securities of any nature, kind or description;

6.1.4

neither the Corporations nor their Subsidiaries shall take any actions which would result in the loss of its ownership or exclusive right to its Intellectual Property Rights, nor shall it grant any license or sublicense with respect to its Intellectual Property Rights, save and except for the granting of a license or sublicense in the Ordinary Course of Business.

6.2

The Purchaser hereby covenants that during the Interim Period:

6.2.1

the Purchaser and its Subsidiaries shall (i) carry on its business in the Ordinary Course of Business, keep accurate books and records and not make any material modification in its accounting or management practices and (ii) except as otherwise consented by Sky Gain in writing (such consent not to be unreasonably withheld), use its Best Efforts to preserve intact its business organization, its goodwill, keep available the services of its employees, and maintain its relationships with suppliers, clients and others having business relations with it;

6.2.2

neither the Purchaser nor its Subsidiaries shall sell, lease or otherwise dispose of any of its assets, including Intellectual Property Assets, (except for the sale of inventory in the Ordinary Course of Business) or cause or permit any Encumbrance to exist in respect thereof or in respect of any shares of its capital stock or any other securities of any nature, kind or description, including the Consideration Shares;

6.2.3

neither the Purchaser or its Subsidiaries shall issue or sell, or agree in writing to issue or sell, any shares of its capital stock or any other securities of any nature, kind or description (except pursuant to an employee option plan which has been made available for the review of Sky Gain);

6.2.4

neither the Purchaser or its Subsidiaries shall take any actions which would result in the loss of its ownership or exclusive right to its Intellectual Property Rights, nor shall it grant any license or sublicense with respect to its Intellectual Property Rights, save and except for the granting of a license or sublicense in the Ordinary Course of Business; and

6.2.5

the Purchaser shall file annual and quarterly statements with the SEC as required under the Securities Act.

6.3

Each of the Parties hereto shall permit the other Parties to effect such due diligence investigations as such other Parties shall deem reasonably necessary or appropriate and shall (i) cause the other Parties and their employees, agents, legal counsel, lenders, accountants and other representatives (collectively, the "Representatives") to have, to the extent practicable, free and unrestricted access, during business hours, to the assets, books and records, and the minute books and corporate records relating to each such Party and its Subsidiaries, their employees, the contracts to which each such Party and its Subsidiaries is a party or by which they or any of their assets may be bound, and other documents and data of each of such Party and its Subsidiaries, provided that the other Parties do not unreasonably interfere with the operation of their respective business in the Ordinary Course of Business during such access, (ii) furnish the Representatives with such financial, operating and other data and information with respect to each of the Parties as the Representatives shall from time to time reasonably request, (iii) furnish to the Representatives copies of all such contracts, books and records, documents, data and information as the Representatives shall from time to time reasonably request and (iv) otherwise cooperate and assist, to the extent reasonably requested by the Representatives, with their due diligence investigations of the Corporations and the Purchaser and their respective subsidiaries.

6.4

Each of the Parties shall take all necessary actions as are within its direct or indirect power to control, and each Party shall use its Best Efforts to cause other necessary actions to be taken which are not within its direct or indirect power to control, so as to ensure its compliance with all of the conditions set forth in Section 6.1, in the case of Sky Gain, and Section 6.2, in the case of the Purchaser, including ensuring that during the Interim Period and at the Closing Date, there is no material breach of any of its obligations, agreements, covenants, representations or warranties contained herein or any contract to be entered into at the Closing pursuant hereto.

6.5

Sky Gain shall promptly notify the Purchaser, and the Purchaser shall promptly notify Sky Gain, upon (i) any representation or warranty made by such Party in this Agreement becoming materially incomplete, untrue, incorrect or misleading during the Interim

Period, and for the purposes of this Section 6.5 each representation and warranty shall be deemed to be given at and as of all times during the Interim Period or (ii) any material breach by it of any covenant, agreement or obligation hereunder or of the occurrence of any event that may make the satisfaction of the conditions in Article 7, as the case may be, impossible or reasonably unlikely. Any such notification shall set out particulars of each materially untrue, incomplete, incorrect or misleading representation or warranty and material breach of covenant, agreement or obligation, and the details of any actions being taken by Sky Gain, or the Purchaser, as the case may be, to rectify same.

6.6

The Parties shall not, directly or indirectly, through any representative or otherwise, during the Interim Period, solicit, initiate, facilitate (or provide any information which may facilitate), negotiate or discuss, any submission, proposal or offer from, or any effort or attempt by, or enter into any agreement with, any other person, relating to (i) in the case of Sky Gain, the acquisition of any of the issued or unissued shares or other securities of any of Sky Gain or the Corporations, or any of their assets, including their Intellectual Property Assets, (other than the sale of inventory in the Ordinary Course of Business) or (ii) in the case of the Purchaser, a sale of unissued shares in the share capital of the Purchaser or its Subsidiaries other than in the context of the financing described in section 7.1.1 hereof, or any of their assets, including their Intellectual Property Assets, (other than the sale of inventory in the Ordinary Course of Business), or any arrangement, reorganization, recapitalization, or other business combination involving, directly or indirectly, any of the Parties, their Subsidiaries or their assets (including, without limitation, their Intellectual Property Assets). Each of the Parties shall advise the other Party in writing of any submissions, proposals or offers, or any requests for information, related, directly or indirectly, to any one or more of the foregoing, forthwith upon becoming aware thereof, and shall promptly provide the other Parties with all available information relating thereto.

ARTICLE 7

CONDITIONS PRECEDENT

7.1

The Closing of the Purchase and the related transactions contemplated by this Agreement is conditional upon the following conditions precedent, each of which is separate, and, except as otherwise mutually agreed by the Parties in writing, is to be fulfilled or performed on or prior to the Closing Date:

7.1.1

the Purchaser having successfully completed a financing in the amount of Thirty Million Dollars ($30,000,000) as contemplated in the Private Placement Memorandum, with the closing of such financing to be subject only to the Closing of the Purchase and related transactions contemplated by this Agreement;

7.1.2

the written approval of TSX Venture of the Purchase and the related transactions contemplated under this Agreement;

7.1.3

the approval of the Purchase by the shareholders of the Purchaser;

7.1.4

the filing of articles of amendment by the Purchaser to give effect to the Consolidation and the changing of the name of the Purchaser to PC Stars Inc., or such other name as may be mutually agreed in writing by the Purchaser and Sky Gain;

7.1.5

the representations and warranties of Sky Gain contained in this Agreement being, to the best of its knowledge, true and correct as at the Closing Date and the Purchaser shall have received a certificate from Sky Gain confirming the truth and correctness in all material respects of such representations at Closing; and

7.1.6

the representations and warranties of the Purchaser contained in this Agreement being, to the best of its knowledge, true and correct as at the Closing Date and Sky Gain shall have received a certificate from the Purchaser confirming the truth and correctness in all material respects of such representations at Closing.

7.1.7

the execution and delivery by the Parties of the Registration Rights Agreement and the satisfaction of the conditions set forth in Section 8.5 hereof;

7.1.8

the execution and delivery by the Parties and Computershare Investor Services Inc. of the Escrow Agreement;

7.1.9

the delivery by Sky Gain to the Purchaser of the documents set forth in Section 8.2 hereof; and

7.1.10

the delivery by the Purchaser to Sky Gain of the documents set forth in Section 8.3 hereof.

7.2

The conditions in paragraphs 7.1.5 and 7.1.9 above are for the benefit of the Purchaser and may be waived, in whole or in part by the Purchaser in its absolute discretion, in writing, without prejudice to its rights in the event of the non-fulfilment, non-performance or breach of any other condition, representation or warranty.  The conditions in paragraphs 7.1.1, 7.1.6, 7.1.7 and 7.1.10 are for the benefit of Sky Gain and may be waived, in whole or in part, by Sky Gain in its absolute discretion, in writing, without prejudice to their rights in the event of the non-fulfilment, non-performance or breach of any other condition, representation or warranty.

ARTICLE 8

CLOSING

8.1

The Closing of the Purchase and the related transactions contemplated herein shall be completed at the offices of the Purchaser (759 Square Victoria, Suite 100, Montreal, Quebec), at the hour of 9:00 a.m., Montreal time, on the third business day following the satisfaction of the last of the conditions precedent set forth in section 7.1 above, or at such other time, date and/or place as may be mutually agreed upon in writing by the Parties hereto (the “Closing Date”).  Subject to the satisfaction of the conditions precedent set forth in section 7.1 above, the Purchase and the related transactions contemplated herein shall be effective as of the Closing Date.

8.2

At or before Closing, Sky Gain shall deliver to the Purchaser the following documents:

(a)

Share certificates evidencing the Exchange Shares duly endorsed for transfer or, in the event the share certificates are not duly endorsed for transfer, a share transfer form duly approved by the Purchaser’s legal counsel;

(b)

A certified copy of a resolution of the directors and of the shareholders of Sky Gain authorizing the sale of the BaiYou Shares and the Silva Ford Shares and the execution of this Agreement;

(c)

A certified copy of a resolution of the directors of each of BaiYou (HK) and Silva Ford authorizing the transfer of their respective shares to the Purchaser hereunder;

(d)

Legal opinions from the legal counsel of Sky Gain, the Corporations and their Subsidiaries in form duly approved by the Purchaser’s legal counsel, relating to corporate status, good standing, shareholding structure, authority to conduct business and own property, absence of conflict with respect to the Agreement and, in the case of Sky Gain, also relating to due authority to execute the Agreement and enforceability;

(e)

A certificate of good standing for each of Sky Gain, BaiYou (HK) and Silva Ford issued by the appropriate corporate authorities;

(f)

A certificate from Sky Gain confirming, to the best of its knowledge, the truth and correctness of its respective representations and warranties as at the Closing Date pursuant to the condition set forth in Section 7.1.5 herein; and

(g)

Duly executed Escrow Agreement.

8.3

At or before Closing, the Purchaser shall deliver to Sky Gain the following documents:

(a)

Share certificates representing the Consideration Shares;

(b)

A certificate of compliance for the Purchaser issued by Industry Canada;

(c)

A copy of the letter from TSX Venture approving the Purchase and the related transactions contemplated by this Agreement pursuant to the condition set forth in Section 7.1.2 herein;

(d)

A certified extract of the minutes of the meeting of the shareholders of the Purchaser approving the Purchase and the related transactions contemplated by this Agreement;

(e)

A certified copy of the articles of amendment filed by the Purchaser giving effect to the Consolidation and the change of its name pursuant to the condition set forth in Section 7.1.4 herein;

(f)

A certificate of the Purchaser confirming, to the best of its knowledge, the truth and correctness of its representations and warranties as at the Closing Date pursuant to the condition set forth in Section 7.1.6 herein;

(g)

A duly executed employment agreement between the Purchaser and Albert Barbusci, in a form satisfactory to Sky Gain; and

(h)

a legal opinion from Heenan Blaikie, legal counsel of the Purchaser, to the effect that (i) the Consideration Shares issued by the Purchaser to Sky Gain will be issued under a prospectus and registration exemption, and (ii) the resale of the Consideration Shares may be carried out under a prospectus and registration exemption under certain circumstances which will be outlined in the opinion letter.

8.4

This Agreement may be terminated at any time prior to the Closing Date:

8.4.1

by the written agreement of the Purchaser and Sky Gain;

8.4.2

by either the Purchaser, on the one hand, or Sky Gain, on the other hand, by written notice to the other if:

8.4.2.1.1

the Closing shall not have been consummated on or before the Termination Date, unless extended by written agreement of the Parties; provided, however, that the right to terminate this Agreement under this Section 8.4.2 shall not be available to any Party whose failure to perform or comply with any of its obligations under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur by such date; or

8.4.2.1.2

the other Party has (and the terminating party shall not have) failed to perform and comply with, in all material respects, all agreements, covenants and conditions hereby required to have been performed or complied with by such Party prior to the time of such termination, and such failure shall not have been cured within 10 days following written notice of such failure.

In the event of any termination of this Agreement as provided in this Section 8.4, then all further obligations of the Parties under this Agreement shall terminate without further liability on the part of any Party to the other, other than with respect to Article 9 herein and except as to liability for any intentional or fraudulent misrepresentation, breach or default in connection with any warranty, representation, covenant or obligation given, occurring or arising prior to the date of termination.

8.5

Sky Gain and Cadence Holdings Inc. have prior to Closing agreed that:

8.5.1

each of Sky Gain and Cadence Holdings Inc. shall unconditionally, subject only to any applicable statutory or regulatory requirements, vote its shares of the Purchaser in favour of the election of the following persons as directors of the Purchaser so that the Purchaser’s board of directors shall be composed of such persons, namely, Albert Barbusci, Dominic Chan, Wilson Cho, Yat-Sang Kwong, Joseph Lau, Yue Lin, and Lesong Cheng; and

8.5.2

the following officers of the Purchaser shall be appointed by the Purchaser’s board of directors, subject only to any applicable statutory or regulatory requirements:

Albert Barbusci

-

Chief Executive Officer (CEO);

Robert Lupacchino

-

Chief Financial Officer (CFO);

Dominic Chan

-

Non-executive Chairman of the Board.

8.6

As soon as reasonably practicable following the Closing, the Purchaser shall use its  Best Efforts to cause the Consideration Shares to be approved for listing on the NASDAQ Global Market.

8.7

Pursuant to the Registration Rights Agreement described in Section 10.2 hereof, the Purchaser shall file a registration statement pursuant to Rule 415 under the Securities Act (the “Registration Statement”), no later than 60 calendar days after the Closing Date, and the Purchaser shall use its Best Efforts to have the Registration Statement declared effective by the SEC no later than 120 calendar days after the Closing Date if the Registration Statement is not subject to review and comment by the SEC, and no later than 180 calendar days after the Closing Date if the Registration Statement is subject to review and comment by the SEC.  The Registration Statement shall provide for the registration of all of the Consideration Shares (including, for the avoidance of doubt, the Earn-Out Shares), unless otherwise provided in writing by Sky Gain (in its sole and absolute discretion) to the Purchaser prior to the filing of the Registration Statement.

8.8

Pursuant to the Registration Rights Agreement, the Purchaser, at Sky Gain’s written request and with the cooperation of Sky Gain, shall prepare and file a Canadian prospectus (the “Prospectus”) with the Canadian Securities Administrators under appropriate Canadian Securities Laws with respect to the Consideration Shares (including, for the avoidance of doubt, the Earn-Out Shares) issuable in the Purchase, and shall use its Best Efforts to respond to any comments of the Canadian Securities Administrators or its staff and to cause the Prospectus to be cleared by the Canadian Securities Administrators as promptly as practicable.  The Purchaser and Sky Gain shall cooperate with each other in the preparation of the Prospectus and shall notify each other of the receipt of any comments from the Canadian Securities Administrators or its staff and of any request by the Canadian Securities Administrators or its staff for amendments or supplements to the Prospectus for additional information and shall supply each other reasonably promptly with copies of all correspondence between such party or any of its representatives, on the one hand, and the Canadian Securities Administrators or its staff, on the other hand, with respect to the Prospectus.  The Parties shall give each other an opportunity to review the Prospectus prior to its being filed with the Canadian Securities Administrators and shall give each other and their respective counsels the opportunity to review all amendments and supplements to the Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the Canadian Securities Administrators.  The Purchaser agrees to use its Best Efforts, after consultation with Sky Gain, to respond promptly to all such comments of and requests by the Canadian Securities Administrators.  In connection with the preparation and filing of the Prospectus, the Purchaser shall provide such financial statements as may be required to be filed in the Prospectus.

ARTICLE 9

CONFIDENTIALITY

9.1

For the purposes of this Article 9, the Party disclosing information is the “Discloser”. The Party receiving such information is the “Recipient”. “Confidential Information” is a) such information that is designated or indicated in writing as proprietary or confidential by the Discloser, prior to or at the time any such information is disclosed, b) information that is disclosed orally, visually, in writing or by other means, to the Recipient by the Discloser without a written indication or designation of its confidential or proprietary nature if the Discloser, within thirty (30) days after such disclosure, notifies the Recipient, in writing, that the information disclosed is Confidential Information and provides a brief description of the information sufficient to identify it, c) information that by its nature would cause a reasonable person to believe such is intended to be confidential or d) financial information, business plans, client lists, corporate records and contracts of a party to this Agreement.

9.2

Pending the Closing of the Transaction contemplated by this Agreement and subject to the provisions of Sections 9.3, 9.4 and 9.5 of this Agreement, each of the Parties hereto shall each keep confidential any of the other Party or Parties (collectively the “Information”) and shall not disclose such Confidential Information to any third party, provided that any of such Confidential Information may be disclosed to the Recipient’s directors, officers, employees, representatives and professional advisors who need to know such Confidential Information in connection with the transaction contemplated hereby (provided the Recipient shall use all reasonable efforts to ensure that such directors, officers, employees, representatives and professional advisors keep confidential such Confidential Information) and provided further that the Recipient will not be liable for disclosure of the Information upon the occurrence of one or more of the following events:

9.2.1

the Confidential Information becoming generally known to the public other than through a breach of this Article 9;

9.2.2

the Confidential Information being lawfully obtained by the Recipient from a third party or parties without breach of this Agreement by the Recipient, as shown by documentation sufficient to establish the third party as a source of the Confidential Information;

9.2.3

the Confidential Information being known to the Recipient prior to disclosure by the Discloser, as shown by documentation sufficient to establish such knowledge; or

9.2.4

the Disclosure having provided its prior written approval for such disclosure by the Recipient.

9.3

In the event that the Closing does not occur prior to the Termination Date, as same may be extended, each Party shall return the Confidential Information received from the other Party and any copies made thereof to the Discloser.

9.4

In the event a Party or any person to whom it transmits the Confidential Information is required by court order or judgment for information or documents, subpoenas, civil investigation demand or similar process to disclose any of the Confidential Information of the other Party, the Party subject to such process shall be free to provide such information without prior written consent, provided that such Party has given the Discloser prior written notice so that the Discloser may seek a protective order or file a motion to oppose the release of such Confidential Information.

9.5

For greater certainty, the Parties agree that this Agreement and any Confidential Information may be disclosed to any applicable regulators, including, without limiting the foregoing, the TSX Venture, and to the placement agent and investors in connection with the financing as contemplated in the Private Placement Memorandum, without prior written consent, provided that such disclosure does not cause a breach or default under any agreement between a Party hereto and a third party.

ARTICLE 10

MISCELLANEOUS

10.1

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective heirs, legatees, executors, legal representatives, successors and permitted assigns.

10.2

Except for the registration rights agreement to be entered into between the Purchaser and Sky Gain at or prior to the Closing (the “Registration Rights Agreement”) in a form duly approved by the Parties, this Agreement contains the entire agreement between the Parties with respect to the transactions contemplated herein and supersedes all prior negotiations, agreements and understandings (including the LOI).

10.3

Each of the Parties hereto covenants and agrees that it will from time to time hereafter execute and deliver such additional documents and instruments and do such acts and things as may be reasonably necessary fully and effectually to sell, assign and transfer the Exchanged Shares to the Purchaser pursuant to this Agreement and to otherwise carry out the intent and purpose of this Agreement.

10.4

This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec.  The courts of the Province of Quebec shall have exclusive jurisdiction with respect to any matter arising hereunder or related hereto.

10.5

Unless otherwise stated, all dollar amounts herein are in the lawful currency of the United States of America.

10.6

All notices, requests, demands and other communications in connection herewith shall be in writing with specific reference to this Agreement and shall be deemed to have been duly delivered when

(a)

personally delivered to such party, or where such party is a corporation to a responsible officer of such party; or

(b)

except during a period of strike, lockout or other postal disruption, as of the date delivered as recorded by registered mail, postage prepaid; or

(c)

sent by telecopier or other form of recorded communication, charges prepaid, provided such is confirmed by prepaid registered mail (where such delivery is recorded).

as follows:

10.6.1.

If to Sky Gain:

Sky Gain Holdings Limited

P.O. Box 957

Offshore Incorporations Centre

Road Town, Tortola, BVI

With a copy to:

Freshfields Bruckhaus Deringer

11/F Two Exchange Square

Central

Hong Kong

Attention:  Calvin Lai

Fax:  (852) 2810-6192

10.6.2.

If to the Purchaser:

Dynasty Gaming Inc.

759 Square Victoria, Suite 100

Montreal, QC  H2Y 2J7

Attention:  President

Fax:  (514) 288-0588

With a copy to:

Sweibel Novek L.L.P.

3449 Avenue du Musée

Montreal, QC  H3G 2C8

Attention:  Mtre Barbara L. Novek

Fax:  (514) 849-1176

or such other address as either Party may from time to time specify by notice to be given to the other party for such purpose in writing at least ten (10) days in advance.

10.7

Any representation and warranty given by a Party in this Agreement shall not be deemed to be limited or qualified solely because a similar or more general representation and warranty given by such Party in this Agreement is limited or qualified.

10.8

The terms, covenants, representations, warranties and conditions of this Agreement may be waived only by a written instrument executed by the Party waiving compliance. The failure by any Party to insist upon strict performance of a covenant hereunder or of any obligation hereunder, irrespective of the length of time for which such failure continues, shall not be a waiver of such Party’s right to demand strict compliance in the future. No consent or waiver, express or implied, of any right under this Agreement or of any breach or default in the performance of any obligation of this Agreement or of any breach or default in the performance of any obligation of this Agreement shall constitute or be deemed a consent or waiver of any other right or to or of any other breach or default in the performance of the same or any other obligation thereunder.

10.9

In the event that any provision of this Agreement shall be determined by any court of competent jurisdiction to be unenforceable, illegal or invalid for any reason whatsoever, such unenforceability or invalidity shall not affect the enforceability or the validity of the remaining terms or portions of this Agreement, and such unenforceable, illegal or invalid provision or portion thereof shall be severed from this Agreement and the remaining provisions shall continue in full force and effect.

10.10

This Agreement may not be assigned by any Party except with the prior written consent of all the Parties hereto.

10.11

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

10.12

The parties have required that this Agreement and related documents be drafted in English.  Les parties aux présentes ont exigé que ce contrat et les documents y afférents soient rédigés en anglais.

IN WITNESS WHEREOF the parties have executed this Agreement.

SKY GAIN HOLDINGS LIMITED

(s) Wilson Cho

per: Wilson Cho

DYNASTY GAMING INC.

(s) Albert Barbusci

per: Albert Barbusci

(s) Robert Lupacchino

and per:  Robert Lupacchino

SHARE EXCHANGE AGREEMENT

SCHEDULE 1.1.16

Escrow Agreement

[THIS AGREEMENT HAS BEEN OMITTED.  IT WILL BE FILE ON SEDAR AT A LATER DATE AND UPON BEING SIGNED BY ALL PARTIES]

SCHEDULE 1.1.28

Private Placement Memorandum

[THE TEXT OF THE PRIVATE PLACEMENT MEMORANDUM HAS BEEN OMITTED DUE TO UNITED STATES SECURITIES LAWS CONCERNS]